Delisting Determination,The Nasdaq Stock Market, LLC,
November 6, 2009, Nutrition 21 Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Nutrition 21 Inc.
(the Company), effective at the opening of the trading session on November 16, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5550(a)(2). The Company was notified
of the Staffs determination on October 9, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 20, 2009.